1-A/A

Date of this Preliminary Offering Circular: January 28, 2014

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 5

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUNDRISE 1539 7TH STREET NW, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550
Attn: Benjamin S. Miller
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500 (Primary standard Industrial Classification Code Number)	46-0835957 (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Preliminary Offering Circular: January 28, 2014

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Fundrise Manager 1539 7th Street NW, LLC (issuer's Manager owner, record owner, promoter & affiliate)	7400 Beaufont Springs Drive Suite 300 North Chesterfield, VA 23225	N/A
O'Melveny & Myers, LLP (issuer's counsel)	1625 Eye Street, NW Washington, DC 20006	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Fundrise 1539 7th Street NW, LLC (the "Company" or "Fundrise").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to registration in each state, as and if necessary: Maryland, Washington, DC and Virginia.

The securities to be offered in connection with this proposed offering shall be offered by the co-managers of the Manager, Benjamin Miller and Daniel Miller, on behalf of the Company through the internet, pursuant to the section entitled "Plan of Distribution" on page 41. The Company is not using an external selling agent or finder in connection with this offering.

Please refer to section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Manager 1539 7th Street NW, LLC. Fundrise 1539 7th Street NW, LLC has received a total of $670,000 from Class B members in exchange for 134 Class B Membership Units, which represented 99% of the percentage interests in the Company. Fundrise Manager 1539 7th Street NW LLC contributed $6,767.68 in capital in exchange for the 1 Class A Membership Unit, which represents 1% of the percentage interests in the Company.

(b) The Company sold unregistered securities within one year prior to the filing of this Form 1-A. Specifically, the Company sold 134 units at $5,000 of its Class B Membership Units in a private offering that was exempt from registration pursuant to the exemption provided by Rule 506 under the Securities Act of 1933. To date, the Company has received a total of $670,000, with each unit sold for $5,000. The following are the purchasers of the Class B Membership Units of the Company: Benjamin Miller and Daniel Miller who each hold more than 10% of the Class B Membership Units, and other investors who individually each hold less than 10% of the Class B Membership Units.

(c) The sales by Fundrise 1539 7th Street NW, LLC described above were made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder. A Form D was filed with regard to this offering on December 14, 2012.

ITEM 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at this time.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1 is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

There are no selling security holders participating in this Offering.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has previously used publications authorized by Rule 254 prior to the filing of this Offering Statement on Form 1-A. Such publications were only used with regard to prospective investors resident in Washington, DC or Virginia. The publications were first used on January 22, 2013, and the last communication with investors occurred on February 22, 2013.

Date of this Preliminary Offering Circular: January 28, 2014

The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

Fundrise 1539 7th Street NW, LLC

7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225
(202) 584-0550

Dated: January 28, 2014

3,500 Class C Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 3,500 Class C Membership Units (the "Units") in Fundrise 1539 7th Street NW, LLC (the "Company," "we" or "us"), with its principal office located at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225, (202) 584-0550. Each Unit will represent the right to a Preferred Return calculated at the rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. The Preferred Return represents neither an annual yield on capital nor an annual return on capital. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 3,500 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the terms "Cash Flow" and "Preferred Return."

The Class C Membership Units have no right to sell, assign, or transfer, and are redeemable only on the Mandatory Class C Redemption Date. Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units receive Financial Rights, which are rights to share in distributions from the Company pursuant to Section 4.1 of the Operating Agreement, as more fully described in the section entitled "Distributions" below. Class C Membership Units receive the right to inspect the Company's books and records. The Class C Membership Units receive no rights precedent to the interests held by Class A and Class B Members. The Class C Membership Units do not receive special rights in the event of bankruptcy. If the Company is dissolved, the Manager shall wind up its affairs as described in Section 7 of the Operating Agreement, as more fully described in the section entitled "Dissolution" below.

Fundrise Manager 1539 7th Street NW, LLC (the "Manager") is the Managing Member of the Company and currently owns the sole Class A Membership Unit. There currently are 134 Class B Membership Units and no Class C Membership Units outstanding.

There are three primary sources of anticipated cash flow distributions: (1) net income from rent payments, both from potential fixed rent and from percentage rent, which percentage rent is calculated as a share of the tenants sales and/or profits; (2) distributions from a refinance based on a lending institution providing additional capital proceeds as a result of collateralizing a future rental income stream and the value of the building; and (3) proceeds from a sale or liquidation of part of or all of the assets of the Company. The Company may make distributions in excess of free-cash-flow-to-firm from a refinance or a sale/liquidation of Company assets.

This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will use their commercially reasonable best efforts in an attempt to sell the Units. Messrs. Miller will not receive any commission or any other remuneration for these sales. Daniel S. Miller will be the sole seller of the issuer's securities in Maryland. In offering the Units on our behalf, neither Daniel nor Benjamin Miller is required to register as a broker-dealer under the Securities Exchange Act of 1934. While Daniel Miller is an associated person of a broker-dealer for purposes of issuer-agent status in Maryland, his activity with respect to the offering is unrelated to this relationship and will be treated as a private securities transaction for regulatory purposes. Daniel Miller will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under Exchange Act Section 15(a). Benjamin Miller will rely on the safe harbor from broker-dealer registration under Rule 3a4-1(a)(4)(iii) as his activities will be limited solely to passive and administrative functions. In addition, Benjamin

Miller will not be compensated in any manner for his participation in the offering.

The Units will be offered for sale at a fixed price of $100.00 per Unit. If all of the Units are purchased, the gross proceeds to us will be $350,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Amended and Restated Operating Agreement, dated September 4, 2013 and attached as Exhibit 2.2 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 6 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through December 31, 2013, the Manager has recorded a net loss and has had no revenue;
- The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property;
- The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;
- The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not intend to provide any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Date of this Preliminary Offering Circular: January 28, 2014

	Offering Price to the Public	Commissions	Net Proceeds (25% of Units Sold)	Net Proceeds (50% of Units Sold)	Net Proceeds (75% of Units Sold)	Net Proceeds (100% of Units Sold)
Per Unit	$100	N/A	$100	$100	$100	$100
Total (1)	$350,000	N/A	87,500	$175,000	$262,500	$350,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $50,000.

Date of this Preliminary Offering Circular: January 28, 2014

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO REGISTER THE OFFERING WITH THE DISTRICT OF COLUMBIA, MARYLAND AND VIRGINIA STATE SECURITIES REGULATORY BODIES, AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DIVISION OF SECURITIES OF THE OFFICE OF THE ATTORNEY GENERAL OF MARYLAND, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE OFFICE OF THE ATTORNEY GENERAL OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Preliminary Offering Circular: January 28, 2014

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Date of this Preliminary Offering Circular: January 28, 2014

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

Fundrise 1539 7th Street NW, LLC is a development stage company that was formed on August 14, 2012, as a Delaware limited liability company. Our principal offices are located at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 1539 7th Street NW in Washington, DC (the "Property"). We have a limited operating history and have generated limited revenue.

Our Manager, Fundrise Manager 1539 7th Street NW, LLC, a Virginia limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Benjamin S. Miller and Daniel S. Miller who, together, control all of the Manager's voting and management rights.

The Property

The Property, which is located at 1539 7th Street NW, Washington, DC in the rapidly growing Shaw corridor, consists of a two-story approximately 3,024 square-foot masonry building, including a 594 square foot basement, on one lot totaling approximately 1,528 square feet. The Property is currently vacant and Management has begun the design and leasing processes.

The Company was party to an agreement to purchase the Property for $852,000 and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

The Business Plan

Following its acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company may employ community-based design, or "crowdsourcing," by allowing residents of the community in which the Property sits to provide input on the ultimate design and use of the Property on Popularise.com. Management also intends to engage in direct conversations with restaurateurs and retailers from around the city.

We believe that a fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as the Shaw neighborhood continues its growth.

Management expects to lease the property for approximately $120,000 triple-net a year at stabilization, which, if achieved, will lead to a projected unlevered yield to the Company of approximately 7.8% at stabilization. Projected unlevered yield is commonly defined as cash flows before debt service divided by the total cost of the project. Total cost of the project is projected to be approximately $1,542,000, or acquisition costs of approximately $1,042,000 plus development costs of approximately $500,000. The Company has estimated the project costs based on vacant buildings in similar condition that Management has previously acquired and developed in the District of Columbia, such as the properties located at 906-908 H Street NE, Washington, DC 20002, and 1351 H Street NE, Washington, DC 20002. The projected unlevered yield of approximately 7.8% at stabilization is calculated as total net rent divided by total cost, or $120,000 / $1,542,000, which equals approximately 7.8%. The projected unlevered yield is related only to the acquisition and development of the Property, not to the Company's performance, as the projection does not include assumptions for the expenses of the Company. While the Property is limited solely to commercial use, Management expects long-term appreciation in the overall local retail real estate market due to the imminent completion of more than 3,600 residential units under construction or in planned unit development. Management believes that the completion of these residential units would lead to increased demand for office and retail space, and is therefore a good leading indicator of the strength of the retail real estate market in the neighborhood. The Company expects to sell or refinance the Property within 3 to 5 years.

The Offering

Issuer	Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company.
Manager	Fundrise Manager 1539 7th Street NW, LLC, a Virginia limited liability company.
Security Offered	Class C Membership Units. Each Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.
Price per Unit	$100
Minimum Offering	None. The Company has not established a minimum offering amount because Management believes that the Company is viable without the funds to be raised through this Offering.
Maximum Offering	$350,000 (3,500 Units).
Minimum Investment	$100 (i.e., one Unit at $100 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 3,500 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Manager and/or one or more of its affiliates, including Rise Development LLC ("Rise Development"), the development company wholly

owned by Benjamin S. Miller and Daniel S. Miller. Messrs. Miller may participate in the Offering on the same terms as other Investors.

Interest Holders Those persons who hold an interest in the Company as a member of the Company.

Voting Rights Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.

Preferred Return Investors who make capital contributions to the Company are entitled to accrue a return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Investors, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Investors in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second (2nd) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.

Mandatory Class C Redemption Date The Mandatory Class C Redemption Date means the fifth (5th) anniversary of the date upon which a Class C Member Interest is first issued to the applicable Class C Member.

Distributions **The timing and aggregate amount of cash distributions, if any, are generally at the sole discretion of the Manager. No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**

All Cash Flow shall be distributed and applied by the Company in the following order of priority: (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then* (b) to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then* (c) to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then* (d) to the Class C Members, *pro rata*, in proportion to their relative Adjusted Capital Balances, until the

Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then* (e) to the Class A Member and Class B Members, *pro rata*, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Members; *then* (f) to the Class A Member and Class B Members, *pro rata*, in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then* (g) on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); and (h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member. See the "Distributions" section.

Dilution

The Class C Membership Interests shall not dilute the outstanding Class A and Class B Membership Interests.

The Class C Membership Interests are subject to an immediate decrease in book value after the close of the Offering and the deduction of offering expenses. For a more in depth discussion on the dilution of the Class C Membership Interests, see the section entitled "Dilution".

Use of Proceeds

The net proceeds of this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Expenses of the Offering are estimated to be approximately $50,000.

Transfer Restrictions

The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for drag-along rights, which allows the Manager to sell all the interests in the Company including the individual interests of the Class C members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.

General Repurchase Right

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. While the Operating Agreement allows the Company to purchase less than all of the Units, the Company affirms that it will not exercise such right for less

	than all of the Units and only in the event that the Company has enough cash on hand to fully fund a repurchase of all of the Units. In the event that the Company elects to repurchase all of the Units, the repurchase price for Class B Members will be determined by an outside, independent appraiser appointed by the Manager. The repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units. The Class A Members shall be entitled to any residual funds remaining after the repurchase of the Class B and Class C Units.
Personal Conduct Repurchase Right	In the event that an Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Litigation Repurchase Right	In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Liquidity of Units	There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in Maryland, Washington, DC, Virginia and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction where this Offering has not been registered. This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will attempt to sell the shares to prospective Investors without the use of an underwriter. Daniel S. Miller will be the sole seller of the issuer's securities in Maryland. In offering the Units on our behalf, neither Daniel nor Benjamin Miller is required to register as a broker-dealer under the Securities Exchange Act of 1934. While Daniel Miller is an associated person of a broker-dealer for purposes of issuer-agent status in Maryland, his activity with respect to the offering is unrelated to this relationship and will be treated as a private securities transaction for regulatory purposes. Daniel Miller will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under Exchange Act Section 15(a). Benjamin Miller will rely on the safe harbor from broker-dealer registration under Rule 3a4-1(a)(4)(iii) as his activities will be limited solely to passive and administrative functions. In addition, Benjamin Miller will not be compensated in any manner for his participation in the offering. We will not pay any commission or other remuneration to Messrs. Miller for these efforts. Messrs. Miller intend to utilize the Fundrise platform ("Fundrise" or "Fundrise.com") as part of their efforts in offering and selling the Units; however, Fundrise will not receive any commission or other remuneration for providing this service. The Fundrise platform is not subject to the requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

Summary Financial Information

Balance Sheet Data	**From inception August 14, 2012 to December 31, 2013 (unaudited)**
Cash and WIP	$285,872
Fixed Assets	$889,582
Other Assets	$120,667
Total Assets	**$1,296,121**
Current Liabilities	$13,211
Long-term Liabilities - Loans	$639,000
Total Liabilities	**$652,211**
Total Member Equity	**$643,910**
Total Liability and Equity	**$1,296,121**

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our Manager, Fundrise Manager 1539 7th Street NW, LLC, at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225. Our telephone number is (202) 584-0550 and our email address is support@fundrise.com.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

Manager's net loss and lack of revenue.

Since its inception through December 31, 2013, our Manager has recorded a net loss and has had no revenue. Such losses have been due to expenses related to start-up costs incurred as the Manager grew its business and established the Company. There can be no assurance that the Manager will generate significant revenues or be profitable in the future. If the Manager is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then-existing Interest Holders may face substantial dilution. In addition to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publicly or privately offered. Such offerings would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account.

The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives, including payment of offering expenses, provision for tenant allowance, establishment of debt service reserves, provision for other construction cost contingencies and other working capital needs.

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

You may be liable in certain circumstances for the repayment of distributions.

You may be personally liable for any debts or losses of the Company up to the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. You may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class C Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The Class C Membership Units' lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

Investors may be required to make additional capital contributions.

In the event the Company needs additional funds, Class A and Class B members may be required to make additional capital contributions to the Company. In the event any such member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member). Pursuant to Section 3.2.2(i) of the Operating Agreement, Class C members cannot be required to participate in capital calls. In the event the Company requires but is not unable to obtain the additional funds necessary to maintain operations, the Company may fail and you may lose your entire investment.

Investors have no rights to any return of their capital contributions and may lose their entire investment.

Investors have no rights to any return of their capital contributions. This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Washington, DC, or those applicable to the Shaw neighborhood;
- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- complications involving the renovation or redevelopment of the Property;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property is currently vacant and we may not be able to find a tenant.

The Property is currently vacant. The Company may not be able to find a tenant willing to rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a tenant for the Property, the Company may have no Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Company cannot find a suitable tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to use its existing assets to cover the costs for property operating costs, debt service, insurance, and real estate taxes.

If the Company is able to lease the Property, the Company's revenues, if any, will likely be derived from one tenant, and the loss of that tenant could leave the Company without revenues if a suitable replacement is not found.

All of the Company's projected revenues will likely be derived from one tenant, which the Company anticipates will fund all property operating costs, insurance and real estate taxes. If such tenant were to elect not to extend any lease or were to otherwise abandon the lease and no suitable replacement could be found, the Company would have no Cash Flow, could require additional capital to maintain the Property, and could be forced to find a replacement tenant. If the Company were unable to find a suitable replacement tenant, in a reasonable amount of time or at all, its revenues could decrease or it could not receive any revenues at all and it could be forced to cover the costs for property operating costs, insurance and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by a tenant could result in the Property becoming vacant and difficult to re-lease.

The Property may be leased to a tenant operating a new business, and it is uncertain that such business will have the ability to continue as a going concern. In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable either to re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures relating to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing, as the Property is expected to be specifically suited to a tenant. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our stockholders.

If the Company decides to renovate or redevelop the Property, it may be unsuccessful.

The Company plans to renovate or redevelop the Property. The Company may be unsuccessful in its renovation or redevelopment efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the renovation or redevelopment, changes in zoning laws and increases in construction costs. If the renovation or redevelopment effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company is liable for any potential environmental hazards.

Our failure to uncover and adequately protect against environmental issues in connection with the purchase of the Property may subject us to liability as the owner of the Property. State, local and federal environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as the owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company. In the event of such liability, the Company may be forced to use part or all of Investors' capital contributions to cover the costs to remedy any environmental hazards, which could adversely impact the value of your investment.

The Company is liable for any potential ADA violations.

Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. The Company is liable for any non-compliance with ADA requirements. In the event of non-compliance, the Company may be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In the event of such liability, the Company may be forced to use part or all of investors' capital contributions to cover the costs of ADA compliance, which could adversely impact the value of your investment.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Washington, DC area, particularly within the Shaw neighborhood where the Property is located and in surrounding areas. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property.

The Company may be subject to the risks of leverage.

The Company has obtained a mortgage on all of the Property and is required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face a risk of forfeiture or foreclosure of its interest in the Property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never make distributions.

Payment of distributions, including the Preferred Return, and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Members, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

The Company does not maintain key man life insurance for the principals of the Manager.

The Company depends on the continued contributions of the principals of our Manager, Benjamin S. Miller and Daniel S. Miller, who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on either of their lives and the loss of services of either of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

An investment in the Company's securities is highly speculative and you may lose your entire investment.

An investment in our securities is highly speculative and subject to numerous and substantial risks. You should not invest in the Company unless you can afford to lose your entire investment. This Offering is intended for investors who can accept the applicable risks. Prospective investors should not subscribe unless they can readily bear the consequences of the loss of their entire investment.

There is a dilutive book value effect on the Class C Membership Units.

After giving effect to the sale of 3,500 Units in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses of $50,000, our as adjusted net tangible book value as of December 31, 2013 would be approximately $943,910.00, or $6,525.00, $4,756.50 and $85.71 per Class A, Class B and Class C Membership Unit, respectively. This represents an immediate decrease in net tangible book value of approximately $50,000.00 (14.29%) to the Class C members (or approximately $14.29 per Class C Membership Unit), and no change in book value to the Class A or Class B members. The Class C Membership Units shall not dilute the Class A or Class B Membership Units.

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating

Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and requires an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. The Company may exercise a right of repurchase for ay reason, including but not limited to removing a Member from the Company or increasing earnings-per-share by reducing the number of outstanding Units. If the Company exercises this right, then you will no longer be a Member of the Company. In the event that the Company elects to repurchase all of the Units, the repurchase price for Class B Members will be determined by an outside, independent appraiser appointed by the Manager. The repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units. The Class A Members shall be entitled to any residual funds remaining after the repurchase of the Class B and Class C Units.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all of the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a Member of the Company.

Investors are subject to the obligations and representations as Class C members described in the Company's Operating Agreement.

Holders of Units will be subject to the obligations and representations as Class C members described in the Company's Operating Agreement. Each Investor Member warrants and represents to the Manager that he, she or it:

- has received, reviewed, and understood the Company's Offering Circular and the has relied on nothing other than the Offering Circular, the Operating Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;
- has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;
- is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;
- understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;
- understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;
- has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

- has carefully read, reviewed and is familiar with the Operating Agreement;
- has carefully reviewed all of the Risk Factors identified in the Company's Offering Circular therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;
- is aware (i) that there is no public market for the Class B Membership Units or the Class C Membership Units, (ii) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;
- acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor; and
- will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed the Operating Agreement.

See Section 9 of the Operating Agreement for a further discussion of the obligations and representations of the Class C members.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Benjamin S. Miller and Daniel S. Miller are principals in the Manager and its affiliate, Rise Development, which provides asset management and other services to the Company. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

The interest of the Manager, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Daniel S. Miller and Benjamin S. Miller, brothers who anticipate participating directly or indirectly in the Offering and may own a substantial percentage of the Class C Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, the principals and/or its other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;
- the Manager, the principals and its other affiliates will not be required to disgorge any profits or fees or

other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the Manager, the principals and its other affiliates for their own benefit;

- the Company may engage the Manager or affiliates of the manager to perform services at prevailing market rates. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis;
- the Manager, the principals and its other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and
- the Company, the Manager, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, provide the Company with loans to pay third-party costs of the Property and some or all of the proceeds of this Offering or distributions could be used to repay such loans with interest.

The Company was party to an agreement to purchase the Property and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of Delaware. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the partnership will be doing business in the District of Columbia, it may have to file a tax return in and be subject to the payment of income tax in the District of Columbia pursuant to the DC unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Manager believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposes and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An Interest Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holders.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Delaware. The primary purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which consists of real estate located at 1539 7th Street NW in Washington, DC. The Property consists of a two-story, approximately 3,024 square-foot, masonry building, including a 594 square foot basement, on one lot totaling approximately 1,528 square feet. The Property is currently vacant and Management has begun the design and leasing processes.

The Company was party to an agreement to purchase the Property for $852,000 and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

Due to its location in the middle of the rapidly growing Shaw corridor, the Property offers renovation or redevelopment opportunities over the short- to mid-term. Although the Property is currently vacant, the Company believes the Property can be renovated or redeveloped into a 3,024 square foot restaurant or retail establishment. The Property is lot numbered Four Hundred and Forty-Five (445) in Square One Hundred and Seventy-Nine (179).

Key Property Highlights

- Management believes that the Property is well-suited for a restaurant or retail venue
- Over 3,600 new residential units, 745,000 square feet of retail, 1,231,000 square feet of office, and 1,350 hotel rooms planned or under construction within ¾ mile

Source: Streetsense "Jefferson at Market Place"

Key Financial Highlights

- Projected 7.8% projected unlevered yield to the Company at stabilization
- In Management's opinion, there is tremendous growth of real estate in the Shaw neighborhood

Upon acquiring the Property, Rise Development began working with an architect and design team to create a retail or restaurant space.

We estimate that it will take nine months to design, permit, and build-out the space, and that approximately $500,000 in building improvements (both hard and soft costs) will be necessary for renovation construction and leasing. The cost estimate includes all tenant improvement costs and leasing commissions and/or fees payable by the Company. The breakdown of the development costs is as follows:

Hard Costs:	
Design	$25,000
Permitting & Expediting	8,000
Environmental	15,000
Utility Upgrades	30,000
Exterior / Façade Work	25,000
Structural Repairs	80,000
MEP Work	60,000
Interior Improvements	100,000
Total Hard Costs:	$343,000
Soft Costs:	
Development Fee	$50,000
Leasing Fee	45,000
Architect's Fee	15,000
Interest & Carry Cost	27,158
Real Estate Taxes	13,093
Insurance	6,000
Total Soft Costs:	$156,251
Total Development Costs:	$499,251

The Company plans to market the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Once the Property secures a lease, an affiliate of the Manager will lead a renovation of the building, including a new façade, gutting the structure, and build-out (such as sprinklers, electrical, plumbing, roofing, and carpentry).

The Manager is currently in talks with several of the city's small businesses that are actively seeking space in the Shaw corridor. Newly built-out retail/restaurant space in Shaw leases for approximately $40 to $50 per square foot ("PSF") (see comparable rents in table below). Once the lease has been signed and the property has been stabilized, Management also expects appreciation in the Shaw corridor real estate market. Assuming an annual net lease payment of $120,000 per year at 3,024 square feet, the Property would lease for $39.68 per square foot, comparable to net "asking" rents in the Shaw neighborhood. If the Property were not leased to a retail or restaurant tenant, the use of the Property could potentially impact the rental rate. The table below lists net "asking" rents in Washington, DC, as of January 28th, 2014, for currently vacant buildings in similar condition that are on the market and available for rent. Under these assumptions, the unlevered projected yield at stabilization is projected to be approximately 7.8%. Projected unlevered yield is commonly defined as cash flows before debt service divided by total cost of the project. Total cost of the project is projected to be approximately $1,542,000, or acquisition costs of approximately $1,042,000 plus development costs of approximately $500,000. The Company has estimated the project costs based on vacant buildings in similar condition that Management has previously acquired and developed in the District of Columbia, such as the property located 1351 H Street NE, Washington, DC 20002 and the property located at 906 H Street NE, Washington, DC 20002. The projected unlevered yield of approximately 7.8% at stabilization is calculated as total net rent divided by total cost, or $120,000 / $1,542,000, which equals approximately 7.8%. The projected unlevered yield is related only to the acquisition and development of the Property, not the Company's performance, as the projection does not include assumptions for the expenses of the Company.

The following comparable net "asking" rents in Washington, DC, as of January 28th, 2014, are for currently vacant buildings in similar condition that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1414 9th Street NW	2,100	Retail/Restaurant	30	$49
614 T Street NW	1,660	Retail/Restaurant	30	$50
1238 9th Street NW	3,500	Retail/Restaurant	270	$50

Source: Loopnet.com

While the Shaw corridor is popular with nightlife and other themed drinking establishments, the Manager believes it is underserved for other uses, such as retail or full-service restaurants. The neighborhood is poised to experience a growth in new residents due to the imminent completion of more than 3,600 residential units under construction or in planned unit development. As a result, the demand for restaurants and retail should increase.

The Property is currently encumbered by a mortgage whereby a first lien deed of trust secures a variable promissory note (the "Note") to City First Bank of DC, NA ("CFB") in the original principal amount of $975,000, of which approximately $639,000 was drawn down at purchase and the remaining $336,000 will be used for the redevelopment of the Property. The Note is guaranteed by Benjamin S. Miller and Daniel S. Miller. Interest on the Note shall accrue at the variable rate defined by 1.0% per annum plus the *Wall Street Journal* "Prime Rate" from October 19, 2012 to April 19, 2014, after which the Company must begin to make payments to loan principal at a 25-year amortization rate and 5.25% interest rate. The entire outstanding Note is due and payable on April 19, 2024, with no option for extension. Beginning with the period commencing April 19, 2014, the Property shall support at all times a Debt Service Coverage Ratio ("DSCR") for the Property of not less than 1.20:1.00. The DSCR is calculated on December 31st of each and every calendar year during the loan period based on a trailing 12-month period evidenced by the Company's year-end tax returns. The DSCR will be calculated as net profit plus depreciation plus interest expense divided by the total debt payments. Net profit will be calculated as the rent payments from the triple-net lease. If at any time the Property is not leased and occupied with a tenant paying rent or does not have an acceptable DSCR, the Company shall have the option to post cash collateral equal to the amount of principal and interest due under the Note for the one year period.

The Company conducted a series of customary environmental tests and studies on the site prior to its acquisition of the Property on October 19, 2012. This assessment has revealed no evidence of any environmental hazards or recognized environmental conditions in connection with the property. The Company expects the prospective development of the Property to have little to no negative impact on the environmental conditions of the Property.

The Company believes that while the Washington, DC retail real estate market has been strong over the last five years, there exists a gap for local operators in emerging markets, mainly due to a lack of traditional financing. The Company believes that these inefficiencies in the market provide opportunities for well-capitalized and creative Investors with an understanding of local real estate.

A fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, as the Shaw corridor continues its emergent growth as one of the most rapidly transforming neighborhoods in Washington, DC.

The Company expects to sell or refinance the Property within three to five years of the date of this Offering.

Market Context

The Shaw corridor is a half-mile strip that is home to new restaurants, clubs, coffee houses and diverse dining opportunities catering to DC's young professionals and long-term residents. Shaw is a transforming new mixed-use district in Washington, DC. The recent restoration of the historic Howard Theater and the construction of the Washington Convention Center has helped revitalize this vibrant neighborhood.

In April 2012, the Howard Theater – a 1900s-style theater that had stood vacant since the 1968 riots – opened its doors after a $29 million renovation. After several false starts in the late 1970's and early 1980's to reinvigorate the theater, today, the Howard Theater is enjoying rebirth and a new era in its long history. The refurbished, historic landmark now includes more than 12,000 square feet: two-story theater, full-service restaurant and kitchen, two bars and a green room for the performers and artists. As part of the renovation, the City's economic development plans embraced the creation of a residential and retail zone as a method of bringing social and economic revitalization to the Shaw corridor.

7th Street NW is also an integral part of the Great Streets Initiative, an economic development project led by the District of Columbia to transform up-and-coming corridors into thriving neighborhood commercial districts. Millions of dollars in new streetlights, curbs and sidewalks, trees and landscaping have been, and will be, invested in the Shaw corridor. The fruits of this investment are being realized today with the planning and construction of more than 3,600 residential units, 2 new top-tier hotels, and the largest grocery store in Washington, DC, which are breathing energy and excitement into this neighborhood bordered by Howard University, the U Street Corridor, and Logan Circle.

The Shaw corridor is served by the Shaw / Howard U and Mount Vernon Square / Convention Center metro stations, at either end of the corridor. The Shaw corridor will benefit from easily accessible public transportation.

Property Background

The Property, which is located at 1539 7th Street NW, Washington, DC 20001, is in the middle of the rapidly developing Shaw corridor on the east side of 7th Street NW, between P and Q Streets. The Property consists of a two-story, approximately 3,024 square-foot, masonry building, including a 594 square foot basement, on one lot totaling approximately 1,528 square feet. The Property is currently vacant and Management has begun the design process.

The Manager

Fundrise Manager 1539 7th Street NW, LLC is the Company's Manager. The Manager is located at 7400 Beaufont Springs Drive, North Chesterfield, VA 23225 and has the telephone number (202) 584-0550. The members and managers of the Manager are Benjamin S. Miller and Daniel S. Miller.

Messrs. Miller have managed two similar offerings with similar investment objectives, for the issuing entities Fundrise 1351 H Street LLC and Fundrise 906 H Street NE LLC, in their capacity as managers of the respective managing entities of each issuer. The Fundrise 906 H Street NE LLC ("Fundrise 906") offering has been fully subscribed as of August 2013, and closed in September 2013. The Fundrise 906 offering raised the maximum offering amount of $350,000 from 361 investors. The property owned by Fundrise 906, located at 906-908 H Street NE in Washington, DC, is currently in the design phase of a cold/dark shell build-out for a tenant. Construction of the shell is anticipated to be complete in February 2014, around which time Fundrise 906 anticipates having a signed lease. The Fundrise 1351 H Street LLC ("Fundrise 1351") offering closed in November 2012 after raising the maximum offering amount of $325,000 from 175 investors. The property owned by Fundrise 1351, 1351 H Street NE, Washington, DC 20002, is nearing the end of construction and is scheduled to open in spring of 2014. The property is leased to Maketto, a joint retail/restaurant venture between a DC-based clothing brand DURKL and the chef behind the popular Toki Underground restaurant.

The Manager is a development stage company that was formed on August 13, 2012, as a Virginia limited liability company. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Washington, DC. The principals of the Manager have evaluated a number of potential properties for acquisition in Washington, DC. 1351 H Street NE has been gutted to the masonry and leased to Maketto, a joint retail and restaurant tenant. Tenant build-out commenced in April 2013 and is anticipated to be completed in April 2014. 1207 H Street is currently leased to AutoZone and not under construction. 906 H Street NE has been gutted and underwent renovations to prepare the building for use as an event space during the leasing period. The renovation should was completed in January 2013. Otherwise, the Manager has a limited operating history and has generated limited revenue.

As provided for in Section 5.5.1 of the Operating Agreement, the following fees and amounts have accrued and been paid, or will accrue and be payable, to the Manager or its affiliates, as of December 31, 2013:

1. Acquisition Fee: 1% of the purchase price of the Property - $8,520.00;
2. Asset Management Fee (recurring monthly, calculated as of the first of each month): 1/12th of 1% of the total Adjusted Capital Balances of the Members in the Property for the current period - $7,406.00;
3. Development Fee: (a) 5% of total development costs, including the acquisition of the Property, assessed at stabilization of the Property - $0; plus (b) monthly, recurring reimbursement for hourly staff time at a 3 times multiple of direct hourly wages - $18,356.00;
4. Financing Fee: 1% of the amount of any financing of the Property - $9,750.00;
5. Payment Guaranty Fee (Personal Recourse): 1% of the principal amount of any recourse financing of the Property as to which the Manager or its Affiliates delivers a payment guaranty - $9,750.00; and
6. Other Guaranty Fee (Personal Indemnification): 1% of the principal amount of any financing of the Property with respect to which the Manager, or its Members and/or Affiliates, deliver a completion guaranty, carve-out guaranty, and/or environmental indemnity, payable upon closing of the applicable financing transaction - $9,750.00.

As noted above, as of December 31, 2013, the Company had paid $18,356.00 in development fees to Rise Development, for the reimbursement of hourly wages at a 3 times multiple. Reimbursements for hourly wages included in the Development Fee are payable only with respect to contracted staff of Rise Development, not to the Managers; specifically, as of the date hereof, there are two staff members of Rise Development who frequently work on the redevelopment project at 1539 7th Street NW, and whose hours are therefore eligible for inclusion in the Development Fee. Total development costs, as used to calculate the 5% portion of the development fee, include all costs related to the acquisition, financing, legal, construction hard and soft costs, etc. The 5% of total development costs portion of the fee will be assessed at stabilization of the property, after construction and Tenant opening. Management estimates that stabilization of the property will occur in 2016.

Rise Development may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which may be in excess of $11,000 annually. Such expenses are included above under "Asset Management Fee."

The Company has engaged Rise Development for ongoing asset management. Pursuant to Section 5.5.3 of the Operating Agreement, the Company may also engage Rise Development for "other real estate services." Such services may include, but are not limited to, property management or construction management. Currently, the Company intends to outsource such services to an unaffiliated third party. However, in cases where the Manager deems it necessary, Section 5.5.3 of the Operating Agreement allows the Manager to engage an affiliated entity, such as Rise Development, to perform real estate services for the Company. Fees for other real estate services, regardless of whether due to an affiliated entity or an unaffiliated third party, are anticipated in the following schedule of commercially reasonable market rates:

1. Leasing Fee: 3% of base rent of initial term and 1% of base rent of renewal term; and
2. Sales Fee: 1% of the sales price of the Property.

The leasing fee is a budgeted amount that may be paid up front or may follow another structure, depending on the future tenant and the lease terms negotiated with the tenant's leasing broker. While timing of the leasing fee payment may vary depending on the leasing broker, it is industry practice to pay half of the leasing fee at lease execution and the other half of the leasing fee when the tenant opens its business. Fundrise expects that any leasing fees incurred will be paid in such manner.

The Manager is an affiliate of Rise Development, a value-oriented real estate development company specializing in financing, development, leasing, and operations of retail and mixed-use Property in the greater Mid-Atlantic region. Leveraging the long history of its family business, Western Development Corporation—a premier mixed-use, retail development company in Washington, DC—Rise Development focuses on acquiring and reinventing properties with untapped development potential. The members and managers of Rise Development are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Development.

For accounting purposes, Rise Companies Corp., an affiliate of the Manager, has collected and held fees on behalf of Rise Development and the Manager. Rise Companies Corp. does not perform the obligations of the Manager and is not entitled to any of the fees detailed in this Offering Circular. From time to time, Rise Companies Corp. may advance funds to the Company on a short-term basis. The members and managers of Rise Companies Corp. are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Companies Corp.

The Company has no employees and does not plan to hire any employees in the next twelve months.

Management of Property

The Property is currently vacant and the Company currently has no source of revenue. After acquiring the Property, the Company plans to either renovate or redevelop the Property. Following renovation or redevelopment, the Company's sole source of revenue is expected to come from a single tenant occupying the Property.

Management believes the following scenario is most likely for the Property:

Renovation and Lease: The Property could be renovated into a retail or restaurant venue. The size and shape of the building already fit the potential use with an estimated $500,000 of total development improvements necessary to convert the building. Recent comparable net rents are $40 to $50 per square foot annually.

The following table provides comparable net "asking" rents in Washington, DC, as of January 28, 2014. The examples in the table are currently vacant buildings in similar condition to the Property that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1414 9th Street NW	2,100	Retail/Restaurant	30	$49
614 T Street NW	1,660	Retail/Restaurant	30	$50
1238 9th Street NW	3,500	Retail/Restaurant	270	$50

Sources: Loopnet.com

The Property is located at 1539 7th Street NW, specifically within the District of Columbia's designated zone for the neighborhood-serving Great Streets Initiative for the 7th Street and Georgia Avenue Corridor. According to the District of Columbia's Office of the Deputy Mayor for Planning and Economic Development ("ODMPED"):

> "The 7th Street and Georgia Avenue NW corridor is 5.6 miles in length. It extends from Mount Vernon Square to Eastern Avenue NW. The corridor is one of the District's longest and is bound by many neighborhoods and institutions. The Washington, DC Convention Center anchors the southern end of this corridor; Howard University, its lower middle; and Walter Reed Army Medical Center, its north end. Goals [of the Great Streets Initiative are to] transform the 7th Street and Georgia Avenue Corridor into a thriving and inviting neighborhood center." (Source: District of Columbia's ODMPED at http://dmped.dc.gov/DC/DMPED/Programs+and+Initiatives/Great+Streets/7th+Street+and+Georgia+Avenue+Great+Streets+Initiative)

Within the Shaw corridor there are a number of small buildings of 1,000 to 5,000 square feet competing for commercial tenants, such as restaurants, bars, retailers, and community services. These buildings provide unique storefronts and may be able to lease at a lower rates per square foot due to existing building conditions and acquisitions prices below replacement costs. On the other hand, many of these buildings are already leased to successful restaurants and bars, offering competition for neighborhood traffic and dining.

The closest major competitor along the Shaw corridor is the Jefferson at Market Place, a mixed-use redevelopment currently under construction, with 13,400 square feet of retail, located on the western side of 7th Street NW between P and Q Streets. While this property and others could potentially compete for tenants and financing if the Company redevelops 1539 7th Street NW, management views these developments as a benefit, bringing new residents, improved streetscape and street vitality, and overall urban renewal to the neighborhood.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws
The Class C Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class C Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The offering and proposed sale of Class C Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA

and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all. The Company is currently registered as a foreign limited liability company in the District of Columbia. The Company may suffer adverse consequences if such registration was revoked or suspended.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $350,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses of approximately $300,000. Expenses of the Offering are estimated to be approximately $50,000. Net proceeds generated from this Offering will be used (i) to provide pre-lease build-out and tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Tenant allowance is commonly understood as a fixed amount per the lease that a landlord provides to a tenant to be applied to the hard costs of the tenant's build-out.

Management is currently marketing the space and intends to find an acceptable tenant for the Property and execute a lease. After executing a lease, Management expects its responsibilities to be funding initial buildout of the Property, including heating, ventilation, and air conditioning (HVAC), electrical, plumbing, and a new façade. Management has already arranged for the debt financing to fund such building improvements.

After performing the buildout, Management intends to turn over the Property to the tenant to complete the build-out, which will likely include fixtures, equipment, and furniture (FF&E), a kitchen, and other improvements necessary to open. The tenant buildout is expected to take between three to six months to complete, depending on the structure of the lease. The tenant is incentivized to complete the tenant build-out before the date of rent commencement per the lease.

The Timing and Use of Proceeds are projected to occur as follows:

Milestone Table

Milestone	Method of Achievement	Projected Date	Estimated Cost of Completion
Executed Lease	Market space, negotiate lease, design and scope cost for build out	May 2014	$15,000
Initial Landlord Buildout	Architectural plans and permits, construction of cold dark shell	Jun – Aug 2014	$275,000
Tenant Rent	Grand Opening	Nov 2014	$10,000

Commencement

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, CFB. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4.1). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $350,000. If the Offering is over-subscribed, no additional funds over $350,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $350,000 is raised, or, if an amount less than $350,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period"). In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

As illustrated in the table below, net proceeds of this Offering will be used to establish a development reserve for the Company in anticipation of future development of the Property. The development reserve will consist of monies that are placed in a reserve account at a major bank.

Use of Proceeds of this Offering:

	If Maximum Sold Amount	**Order of Priority If The Maximum is Raised**	**Order of Priority If Less Than Maximum is Raised**	**As a % of the Total Offering**
	%	**(1 being the highest; 6 being the lowest)**	**(1 being the highest; 6 being the lowest)**	
Total Proceeds:	$350,000			100.00%
Less Offering Expenses:	14.29%			
Legal & Accounting[1]	$45,000	2	2	12.86%
Blue Sky Fees[1]	$5,000	1	1	1.43%
Net Proceeds from Offering:	$300,000			
Use of Net Proceeds:				
Pre-lease build-out/Tenant allowance	$275,000	3	3	78.57%
Contingency fund renovation and debt service reserve	$10,000	4	4	2.86%
Legal Fees and other Working Capital for the Property	$15,000	5	5	4.28%
Total Use of Net Proceeds:	$300,000			85.71%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

The Class C Membership Interests shall not dilute the outstanding Class A and Class B Membership Interests.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in to Interest Holders.

Our net tangible book value as of December 31, 2013 was approximately $643,910.00. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 3,500 Units in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses of $50,000, our as adjusted net tangible book value as of December 31, 2013 would be approximately $943,910.00, or $6,525.00, $4,756.50 and $85.71 per Class A, Class B and Class C Membership Unit, respectively. This represents an immediate decrease in net tangible book value of approximately $50,000.00 (14.29%) to the Class C members (or approximately $14.29 per Class C Membership Unit), and no change in book value to the Class A or Class B members.

Pre-Offering Equity Summary	
Current Total Stockholders Equity	$643,910.00
Current Class A Stockholders Equity	$6,525.00
Current Class B Stockholders Equity	$637,385.00
Class A Units outstanding prior to offering	1
Class B Units outstanding prior to offering	134
Book value per Class A Unit	$6,525.00
Book value per Class B Unit	$4,756.50
Offering Equity Adjustment	
Proceeds after offering expenses	$300,000.00
Current Total Stockholders Equity	$643,910.00
Adjusted net tangible book value	$943,910.00
Post-Offering Units	
Number of Class A Membership Units	1
Number of Class B Membership Units	134
Number of Class C Membership Units	3,500
Total Number of Units	3,635
Post-Offering Book Value per Unit	
Book value per Class A Membership Unit	$6,525.00
Book value per Class B Membership Unit	$4,756.50
Book value per Class C Membership Unit	$85.71

Post-Offering Book Value	
Book value to the Class A Member	$6,525.00
Book value to the Class B Members	$637,385.00
Book value to the Class C Members	$300,000.00
Post-Offering Change in Book Value per Unit	
Increase per Class A Membership Unit	$0.00
Increase per Class B Membership Unit	$0.00
Dilution per Class C Membership Unit	$14.29
Post-Offering Change in Book Value	
Increase in book value for Class A	$0.00
Increase in book value for Class B	$0.00
Decrease in book value for Class C	$50,000.00

The Company calculated the decrease in book value to the Class C Members as follows: (Offering Price x Number of Class C Membership Units) – (Post-Offering Book Value per Class C Membership Unit x Number of Class C Membership Units) = ($100 x 3,500) – ($85.71 x 3,500) = $50,000.00.

The above discussion and calculations are based on (i) the Class A Membership Units and Class B Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular, and (ii) the fact that the Class C Membership Units shall not dilute the Class A and Class B Membership Units. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings.

The historical data in the table is derived from and should be read in conjunction with our financial statements for the period from our inception until December 31, 2013, included in this Offering Circular. You should also read this table in conjunction with the "Use of Proceeds" section and the section entitled "Management Discussion & Analysis of Results of Operation."

Debt:	
Note Payable	$ 639,000
Member equity:	
All Membership Units	$ 643,910
Total Capitalization:	$1,282,910

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 2.2 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors"

for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of additional cash reserves. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

The term "Cash Flow," as defined in the Company's Operating Agreement attached as Exhibit 2.2, means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, including fees, and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority:

- (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

- (b) to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

- (c) to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then*

- (d) to the Class C Members, *pro rata,* in proportion to their relative Adjusted Capital Balances, until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then*

- (e) to the Class A Member and Class B Members, *pro rata*, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Members; *then*

- (f) to the Class A Member and Class B Members, *pro rata*, in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then*

- (g) on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); *then*

- (h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member.

Recoupment of Member Loans
If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Manager, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities and each member's Preferred Return.

Recoupment of Investments
After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to the Class C members until their adjusted capital balances, as calculated pursuant to Section I of the Operating Agreement, shall have been fully repaid. Following the repayment of the Class C members' adjusted capital balances, such members shall be deemed to have withdrawn from the Company and shall have no further financial rights in the Company.

Preferred Return
Investors who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Member in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second ($2nd^{t}$) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed. Such distributions are to be made only after the payment of the Company's debts and liabilities (including the repayment of Member Loans and/or the reimbursement of Member capital advances made in connection with the acquisition of the Property, as more fully described in Section 3.1.1(b) of the Company's Operating Agreement). Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement. In the event the Company does not distribute cash flow, an investor will neither receive nor be entitled to payment of the Preferred Return.

The Preferred Return shall accrue based on the original capital contribution of each Class C Member, and is not reduced by any reduction to their respective capital balances.

Distribution of Profits
Following the Offering, Class C members in aggregate will be entitled to a share of all distributions of Cash Flow, if any such distributions are available after the payment of debts and liabilities, principal and interest of member loans and adjusted capital balances are distributed, as provided for in the distribution provisions of the Company's Operating agreement, as described in the description of such distribution provisions set forth on the previous page of this Memorandum.

The Company has issued no options or warrants, but Management received a carried interest in the Company through the Class A Member's 25% share of Cash Flow. Once Investors have received an 8% preferred return and a return of their Capital Contribution, the Class A Member is entitled to 25% of the Cash Flow thereafter.

Dissolution or Liquidation Distribution
If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Interest Holders using the same method for distributions of Cash Flow.

Reports to Investors

The Company intends to provide investors with quarterly unaudited financial statements and end-of-year reviewed financial statements. Such information will be made available to investors on the website Fundrise.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business," included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. The Company closed on the purchase of the Property for $852,000 on October 19, 2012, with additional settlement costs of $189,145.32 and estimated redevelopment costs of $500,000. The beneficial owner of our Class A Membership Units, and Manager of the Company, is the Fundrise Manager 1539 7th Street NW LLC. Since inception, the Fundrise 1539 7th Street NW, LLC has raised $670,000 (the "Initial Capital Contributions") in exchange for the Class B membership units it received. The Company plans to use a portion of the Initial Capital Contributions and will use the available proceeds of a senior secured loan from CFB of $975,000 to redevelop the Property. The loan is personally guaranteed by Benjamin S. Miller and Daniel S. Miller.

Benjamin S. Miller and Daniel S. Miller also co-manage the Fundrise Manager 1539 7th Street NW LLC, as well as Fundrise LLC, Popularise LLC, and Rise Development LLC (see organizational chart below). Through entities that they control, Benjamin and Daniel Miller intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our Manager, Fundrise Manager 1539 7th Street NW LLC, and its co-managers could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. Our Manager's co-managers may earn income from related party transactions while our Investors may lose their entire investment. See "Risks Related to Certain Conflicts of Interest."


Affiliated Entities
Benjamin Miller (50%)
Daniel Miller (50%)
Rise Development LLC
Benjamin Miller (50%)
Daniel Miller (50%)
Fundrise Manager 1539 7th Street NW LLC
Class A Member (1%)
Class B Members (99%)
Fundrise 1539 7th Street NW LLC
The Company
Benjamin Miller (50%)
Daniel Miller (50%)
Popularise LLC
Benjamin Miller (50%)
Daniel Miller (50%)
Fundrise LLC

Plan of Operation

We are a startup, development stage Company that has had no revenues. We closed on the purchase of the property on October 19, 2012, and the Property is currently vacant and Management has begun the design process.

The Company has entered into a loan with CFB. The Note expires on April 19, 2024. There are no assurances that CFB will extend the loan or that another lender will provide a new loan. If a loan from CFB is not available, the Company could raise the additional capital in a follow-on offering or borrow the necessary funds from another party, such as from management or the Company's members.

Following its acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company plans to employ community-based design by allowing residents of the community in which the Property sits to provide input on the ultimate design and use of the Property.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting capital contributions from the Class A and Class B members. This money will be utilized for certain start-up costs, ongoing operating capital, and the renovation or redevelopment of the Property.

As of December 31, 2013, we had Total Assets of $1,296,121 and Total Liabilities of $652,211. Also on this date, we had $160,882 in Cash. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but, our Class A member will make capital contributions required to fund the offering expenses if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place for such funds with our Class A member or its beneficial owners. Pursuant to the Section titled "Use of Proceeds," if the Company is unable to raise enough funds to cover expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the ongoing filings for the Property.

Currently, an affiliate of the Manager, Rise Development, serves as the asset manager of the Property. The asset management services provided by the Rise Development include investor management and reporting, managing third-party accounting and audits, and property maintenance and management, among other services. Over the next 12 months, Rise Development may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which may be in excess of $11,000 annually. Rise Development serves at the discretion of the Manager and may be terminated, at any time and without notice, as determined by the Manager. There is no formal agreement between Rise Development and the Manager, both of which are under the common control of Messrs. Benjamin and Daniel Miller.

Financings

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt. While our Note has a variable interest rate, at property stabilization the Company will fix the interest rate for approximately 120 months thereafter.

Legal Proceedings

We are not currently a party to any legal proceedings.

Management

Benjamin S. Miller and Daniel S. Miller are beneficial owners of all of the membership interests of our Manager, Fundrise Manager 1539 7th Street NW, LLC, and are its co-managers. As co-managers, they are to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business." Benjamin S. Miller and Daniel S. Miller are brothers.

Brandon T. Jenkins is the Director of Real Estate of our Manager. Mr. Jenkins is not an Officer or Manager of of Rise Development, the Manager or the Manager's affiliated entities. As Director of Real Estate, he provides insight into decisions with regard to acquisition, project management, and leasing strategies of our Manager.

Biographies

Benjamin S. Miller (age 37), has served as member and co-manager of Fundrise Manager 1539 7th Street NW, LLC since its inception in August of 2012, and, since June 2012, has been Managing Partner of Rise Development LLC, a real estate development company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate development company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use development companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1,500,000 square feet of property, including more than $300,000,000 of real estate acquisition and financing.

In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market. Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Daniel S. Miller (age 26), has served as member and co-manager of Fundrise Manager 1539 7th Street NW LLC since its inception in August of 2012, and is also a founding partner of Rise Development LLC, a real estate development company focused in the Mid-Atlantic, and Managing Partner since June 2012. In addition, in August 2012, Daniel Miller passed the Series 63 and Series 7 exams and became an associated person with Growth Capital Services, a FINRA registered broker-dealer. Prior to Rise Development, Daniel had been a Managing Partner of the real estate development company WestMill Capital Partners from October 2010 to June 2012. In December 2011, Daniel started Popularise LLC, a real estate crowdsourcing website. Previously, Daniel worked as an Analyst for Credit Suisse's Real Estate Private Fund Group, assisting in the fundraising of a $1 billion China-only real estate fund, from July to August of 2008. Daniel was Assistant Project Manager for Western Development Corporation during the summer of 2005, working on the acquisition and redevelopment plan of Towson Commons, a 250,000 square foot Class A office and retail complex in Towson, Maryland. Daniel has an MBA and a Bachelor of Science from the University of Pennsylvania's Wharton School of Business.

Brandon T. Jenkins (age 27) has served as the Director of Real Estate for Rise Development since June 2012, and before that, as Director of Real Estate for WestMill Capital Partners since April 2011. Mr. Jenkins is not an Officer or Manager of Rise Development, the Manager or the Manager's affiliated entities. At WestMill Capital, he was responsible for the leasing and project management of the property located at 1351 H Street NE, as well as other properties managed by WestMill Capital Partners. Before joining WestMill Capital Partners, Brandon spent two and a half years (October 2008 to March 2011) as a licensed real estate agent and advisor at Marcus & Millichap Real Estate Investment Services, the nation's largest real estate investment brokerage firm. As a specialist in the greater Washington, DC metro market, Brandon focused on urban retail and mixed-use projects, assisting both institutional and private clients in the acquisition and disposition of properties ranging from multi-million dollar mixed-use developments to single-tenant net-leased assets. From July 2007 to December 2007 Brandon worked for the Westfield Shopping Centers Group in their Mid-Atlantic office where he spent time assisting in the planning and redevelopment of Westfield Montgomery (Montgomery County, MD) as well as assisting in the management of Westfield Wheaton (Wheaton, MD) where his day to day activities included lease management and new tenant build-out. Brandon also spent May 2007 to July 2007 interning as an assistant to the Legislative Director for Economic Policy in the office of United States Senator Dianne Feinstein, conducting research and drafting policy memos on the subprime mortgage crisis and predatory lending practices. He received his B.A. in Public Policy and Economics from Duke University in May of 2008.

Neither the Company nor Fundrise Manager 1539 7th Street NW, LLC have key man life insurance policies on any of the above principals or key personnel.

Although the principals and other affiliates of the Manager have experience in acquiring, developing, repositioning, operating and selling various real estate property, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

There has never been a petition under the Bankruptcy Act or any State insolvency law filed by or against the Company, Fundrise 1539 7th Street NW, LLC or their principals or other key personnel. Additionally, there has never been a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Executive Compensation

Benjamin S. Miller and Daniel S. Miller control our Manager, and any compensation paid to them for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the equity securities of the Company (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of Class C Membership Units in this Offering. Unless indicated otherwise, the address of each individual listed in the table is c/o Fundrise Manager 1539 7th Street NW, LLC, 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225.

Beneficial Ownership of Class A Membership Interests

			Before Offering			After Offering		
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Percentage Interests
Fundrise Manager 1539 7th Street NW, LLC	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%
Benjamin Miller[1]	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%
Daniel Miller[2]	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%
All directors and officers as a group[3]	A[4]	$6,768	100.0%	1.0%	1	100.0%	1	1.0%

(1) Benjamin Miller is the co-manager of Fundrise Manager 1539 7th Street NW, LLC ("Fundrise Manager"), and, in such capacity, may be deemed to have beneficial ownership over the Class A Membership Units held by Fundrise Manager.

(2) Daniel Miller is the co-manager of Fundrise Manager, and, in such capacity, may be deemed to have beneficial ownership over the Class A Membership Units held by Fundrise Manager.

(3) Includes Benjamin Miller and Daniel Miller who, in their capacity as co-managers of Fundrise Manager, may be deemed to beneficially own the Class A Membership Units held by Fundrise Manager.

(4) The Class A Membership Units are the only securities of the Company that have voting rights.

Beneficial Ownership of Class B Membership Interests

			Before Offering			After Offering		
Member	**Class of Member Interest**	**Average Price Per Member Interest or Unit**	**% of Class of Member Interests**	**% of All Percentage Interests**	**Number of Units**	**% of Class of Member Interests**	**Number of Units**	**% of All Percentage Interests**
Benjamin Miller	B [1]	$5,000	37.3%	37.0%	50	37.3%	50	37.0%
Daniel Miller	B [1]	$5,000	31.3%	31.0%	42	31.3%	42	31.0%
All directors and officers as a group	B [1]	$5,000	68.7%	68.0%	92	68.7%	92	68.0%

(1) The Class B Membership Units do not have any voting rights.

Beneficial Ownership of Class C Membership Interests

			Before Offering			After Offering		
Member	**Class of Member Interest**	**Average Price Per Member Interest or Unit**	**% of Class of Member Interests**	**% of All Percentage Interests**	**Number of Units**	**% of Class of Member Interests**	**Number of Units**	**% of All Percentage Interests**
Purchasers of this Offering[1]	C[2]	$100	0	0	0	100	3,500	0.00

(1) There are no Class C Membership Units outstanding prior to the closing of this Offering.

(2) The Class C Membership Units do not have any voting rights and do not have any dilutive effect on the percentage interests of the Class A Membership Units or the Class B Membership Units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager, Benjamin S. Miller and Daniel S. Miller have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties, including duty of loyalty and duty of fair dealing, of the Manager that, absent such waiver, may be implied by law.

The Company has not formally adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy. See the section entitled "Risk Factors -- Risks Related to Certain Conflicts of

Interest" for a further discussion of potential conflicts of interest between the Company, the Manager and their affiliates.

Relationship of the Managers of Our Manager

Fundrise Manager 1539 7th Street NW, LLC is the Manager of the Company and the Class A Member.

The co-managers of Fundrise Manager 1539 7th Street NW, LLC, Benjamin S. Miller and Daniel S. Miller, are brothers. Each is beneficial owner of 50% of our Manager's membership interests and together have the exclusive right to run the day-to-day and other affairs of the Manager and to act as agent for and on behalf of the Manager. As the Manager's members, Benjamin and Daniel Miller unanimously appointed themselves co-managers of our Manager.

The Company has engaged Rise Development, an affiliate of the Manager, for ongoing asset management. The members and managers of Rise Development are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Development. For accounting purposes, Rise Companies Corp., an affiliate of the Manager, has collected and held fees on behalf of Rise Development LLC and the Manager. Rise Companies Corp. does not perform the obligations of the Manager and is not entitled to any of the fees detailed in this Offering Circular. From time to time, Rise Companies Corp. may advance funds to the Company on a short-term basis. The members and managers of Rise Companies Corp. are Benjamin S. Miller and Daniel S. Miller, who each own 50% of Rise Companies Corp. No compensation is or will be paid directly to either Benjamin S. Miller or Daniel S. Miller.

Benjamin S. Miller and Daniel S. Miller also each own 50% of Fundrise, LLC ("Fundrise" or "Fundrise.com"). The Company intends to engage Fundrise as its online platform for this Offering. Fundrise will not charge any fees to the Company in connection with this Offering.

The business is highly dependent on the services of Benjamin S. Miller and Daniel S. Miller. Messrs. Miller have managed two similar offerings with similar investment objectives, for the issuing entities Fundrise 1351 and Fundrise 906, in their capacity as managers of the respective managing entities of each issuer. The Fundrise 906 offering has been fully subscribed as of August 2013, and is closed in September 2013. The Fundrise 906 offering raised the maximum offering amount of $350,000 from 361 investors. The property owned by Fundrise 906, located at 906-908 H Street NE in Washington, DC, is currently in the design phase of a cold/dark shell build-out for a tenant. Construction of the shell is anticipated to be complete in February 2014, around which time Fundrise 906 anticipates having a signed lease. The Fundrise 1351 offering closed in November 2012 after raising the maximum offering amount of $325,000 from 175 investors. The property owned by Fundrise 1351, 1351 H Street NE, Washington, DC 20002, is nearing the end of construction and is scheduled to open in spring of 2014. The property is leased to Maketto, a joint retail/restaurant venture between a DC-based clothing brand DURKL and the chef behind the popular Toki Underground restaurant.

Although the Company is not using an external selling agent or finder in connection with this Offering, it will use a website as an online platform and information management tool in connection with the Offering. The website is owned and operated by Fundrise, LLC. In exchange for providing the platform and information management tool, Fundrise or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission. The Fundrise platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

Manager as Member

Our Manager, Fundrise Manager 1539 7th Street NW LLC, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole voting and management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including Rise Development, Benjamin S. Miller and/or Daniel S. Miller may participate in the Offering on the same terms as other Investors.

Affiliate Loans

The Company was party to an agreement to purchase the Property and closed on the purchase of the Property on October 19, 2012. In the event that the proceeds received in this Offering are insufficient to renovate or redevelop the Property, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

Lack of Separate Representation

The Company, Fundrise 1539 7th Street NW, and the Manager, Fundrise Manager 1539 7th Street NW, are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing Class C limited liability company membership interests in the Company. A Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full. Holders of Units will have the rights and be subject to the obligations as Class C members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2.2.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of the State of Delaware and the entire Operating Agreement, which is attached as Exhibit 2.2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through our Class A member, Fundrise Manager 1539 7th Street NW, LLC, in its capacity as Manager. The Manager currently owns the sole Class A Membership Unit, which is equal to 1% of all membership interests outstanding, or its "Percentage." The Company currently has 134 Class B Membership Units and no Class C Membership Units outstanding.

Purposes, Business and Management
The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

Management, Voting and Governance
Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. Neither the Class B members nor the Class C members will have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A member.

Additional Funds
In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the Class A and Class B members shall be required, on a *pro-rata* basis, to make additional capital contributions to the Company (the "Required Amount"). In the event any such member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member). Pursuant to Section 3.2.2(i) of the Operating Agreement, Class C members cannot be required to participate in capital calls.

Preferred Return
Investors who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of eight percent (8%) per annum, compounding monthly, on all Capital Contributions made to the Company by the Members, with such Preferred Return commencing to accrue on the date of each Capital Contribution or loan is made to the Company by the Member in question and continuing until such Capital Contribution is repaid or returned in full, provided that, with respect to the Class C Members, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return applicable to such Class C Member Interest shall thereafter be increased (i) from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing until the first (1st) anniversary thereof or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, (ii) from 12% per annum to 14% per annum, commencing on the first (1st) anniversary of the Mandatory Class C Redemption Date and continuing until the second (2nd) anniversary thereof, or the date upon which the Class C Member Interest is fully redeemed, whichever occurs first, and (iii) from 14% per annum to 16% per annum, commencing on the second (2ndt) anniversary of the Mandatory Class C Redemption Date and continuing thereafter at 16% per annum until the date upon which the Class C Member Interest is fully redeemed. Such distributions are to be made only after the payment of the Company's debts and liabilities (including the repayment of Member Loans and/or the reimbursement of Member capital advances made in connection with the acquisition of the Property, as more fully described in Section 3.1.1(b) of the Company's Operating Agreement). Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement. In the event the Company does not distribute cash flow, an investor will neither receive nor be entitled to payment of the Preferred Return.

Distributions of Cash Flow and Liquidation of Assets
All Cash Flow will be distributed and applied by the Company in the following order of priority:

- (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

- (b) to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

- (c) to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class C Members; *then*

- (d) to the Class C Members, *pro rata*, in proportion to their relative Adjusted Capital Balances, until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as a Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company; *then*

- (e) to the Class A Member and Class B Members, *pro rata*, in proportion to the aggregate amount of accrued but unpaid Preferred Return then due and payable to such Class A Members; *then*

- (f) to the Class A Member and Class B Members, *pro rata*, in proportion to their relative Percentage Interests, until the total distributions made pursuant to this clause (f) cause the Class A Member and Class B Members to achieve a cumulative annual rate of return on capital of eight percent (8%); *then*

- (g) on a *pari passu* basis, (i) seventy-five percent (75%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) twenty-five percent (25%) of any remaining Cash Flow shall be distributed to the Class A Member, until the total distributions made pursuant to this clause (g) cause the Class B Members to achieve a cumulative annual rate of return (compounding monthly) on capital of fifteen percent (15%); *then*

- (h) finally, and on a *pari passu* basis, (i) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class B Members, *pro rata* and *pari passu*, in proportion to their relative Percentage Interests, without regard to the Percentage Interest held by the Class A Member, and (ii) fifty percent (50%) of any remaining Cash Flow shall be distributed to the Class A Member.

Allocation of Profits and Losses
After giving effect to the allocations and/or adjustments required by Section 4.3 of the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Interest Holder is equal to the cumulative amount of losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Class C members in proportion to the amount of Preferred Return distributed to the Class C members; (iii) third, to the Class A member and Class B members in proportion to the with the cumulative amount distributed to such members, and (iv) fourth, to the Class A member and Class B members in accordance bullets (f), (g) and (h), as described in the previous section immediately above, as applicable; provided that, the foregoing notwithstanding, if the Company receives federal, state or local historic tax credits in connection with the redevelopment of the Property, such historic tax credits shall be allocated to the Class A member and Class B members, *pro rata*, in accordance with their respective final sharing percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentage interests.

See Section 4.2 of the Operating Agreement for a further discussion of the allocation of profits and losses.

Exculpation and Indemnification of Manager

The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney

Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer

The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members

The Class C Membership Interests shall not dilute the outstanding Class A and Class B Membership Interests.

General Right of Repurchase

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. While the Operating Agreement allows the Company to purchase less than all of the Units, the Company affirms that it will not exercise such right for less than all of the Units. In the event that the Company elects to repurchase all of the Units, the repurchase price for Class B Members will be determined by an outside, independent appraiser appointed by the Manager. The repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units. The Class A Members shall be entitled to any residual funds remaining after the repurchase of the Class B and Class C Units.

Personal Conduct Repurchase Right

The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Units of an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion. The purchase price will be payable to the Investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Units.

Litigation Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Units of an Investor in the event that such Investor brings any suit, legal action or proceeding against the Company. The purchase price will be payable to the Investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Units.

Amendment of the Operating Agreement by Manager
The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting
The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties
Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties of the manager, that, absent such waiver, may be implied by law.

Dissolution
The Class A member may dissolve the Company at any time without the consent of the Class B or Class C members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, who will use their commercially reasonable best efforts in an attempt to sell the Units through the internet. Messrs. Miller will not receive any commission or any other remuneration for these sales. Daniel S. Miller will be the sole seller of the issuer's securities in Maryland. The Company is not using an external selling agent or finder in connection with this Offering. In offering the Units on our behalf, neither Daniel nor Benjamin Miller is required to register as a broker-dealer under the Securities Exchange Act of 1934. While Daniel Miller is an associated person of a broker-dealer for purposes of issuer-agent status in Maryland, his activity with respect to the offering is unrelated to this relationship and will be treated as a private securities transaction for regulatory purposes. Daniel Miller will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under

Exchange Act Section 15(a). Benjamin Miller will rely on the safe harbor from broker-dealer registration under Rule 3a4-1(a)(4)(iii) as his activities will be limited solely to passive and administrative functions. In addition, Benjamin Miller will not be compensated in any manner for his participation in the offering.

Although the Company is not using an external selling agent or finder in connection with this Offering, it will use Fundrise.com as an online platform and information management tool in connection with the Offering. The Website is owned and operated by Fundrise, LLC, an affiliate of the Manager and the Company. In exchange for providing the platform and information management tool, Fundrise, LLC or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

The Fundrise platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to Fundrise Manager 1539 7th Street NW, LLC and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.1.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to register the Offering only with the Maryland, Washington, DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed. However, the Company has set up a segregated account at CFB to accept any funds raised in this Offering.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) copies of all of our material contracts; and

(ii) an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 7400 Beaufont Springs Drive, Suite 300, North Chesterfield, VA 23225, or to the telephone number (202) 584-0550.

Date of this Preliminary Offering Circular: January 28, 2014

INDEX TO FINANCIAL STATEMENTS

* * * * * * * * * * *

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FUNDRISE 1539 7TH STREET NW, LLC
(A DEVELOPMENT STAGE COMPANY)

DECEMBER 31, 2013

FUNDRISE 1539 7TH STREET NW, LLC
TABLE OF CONTENTS

Harry M. Ross

Ross and Associates, P.C. • Certified Public Accountants

8115 Old Dominion Drive, Suite 200, McLean, VA 22102 • (703) 356-8808 • FAX: (703) 356-8906

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Fundrise 1539 7TH Street NW, LLC
Washington, DC

We have reviewed the accompanying balance sheet of Fundrise 1539 7th Street NW, LLC (A Development Stage Company) as of December 31, 2013, and the related statements of revenue and expenses, members' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Ross and Associates PC

Mclean, Virginia
January 25, 2014

Fundrise 1539 7th Street NW, LLC
(A Development Stage Company)
BALANCE SHEET
December 31, 2013
(See independent accountant's review report)

ASSETS	
Cash, including restricted amount of $44,769	$ 160,882
Prepaid expenses	6,518
Deferred financing costs, net of accumulated amortization of $4,965	42,292
Land	344,446
Building	545,136
Construction in progress	124,990
Deferred syndication costs	70,822
Deposits	1,035
TOTAL ASSETS	$ 1,296,121

LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 10,786
Note payable, bank	639,000
Due to affiliates	2,425
TOTAL LIABILITIES	652,211
Members' equity, including deficit accumulated during the development stage of $24,225	643,910
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,296,121

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
For the year ended December 31, 2013 and the period from
August 14, 2012(inception) to December 31, 2013
(See independent accountant's review report)

	Year Ended December , 31 2013	August 14, 2012 (inception) to December 31, 2013
REVENUE		
Interest	$ 136	$ 171
Total revenue	136	171
EXPENSES		
Accounting	13,885	15,135
Office expense	-	78
Taxes, other	280	280
Organization costs	8,334	8,903
Total expenses	22,499	24,396
NET LOSS	$ (22,363)	$ (24,225)

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
(A Development Stage Company)
STATEMENT OF MEMBERS' EQUITY
Period from August 14, 2012(inception) to December 31, 2013
(See independent accountant's review report)

	Class A Members	Class B Members	Total
Capital contributions	$ 6,768	$ 670,000	$676,768
Syndication costs	-	(8,633)	(8,633)
Net loss	(243)	(23,982)	(24,225)
Balance, December 31, 2013	$ 6,525	$ 637,385	$643,910

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2013 and the period from
August 14, 2012(inception) to December 31, 2013
(See independent accountant's review report)

	Year Ended December 31, 2013	August 14, 2012 (inception) to December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (22,363)	$ (24,225)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Accounts payable and accrued expenses	5,978	10,786
Due to affiliates	1,017	2,425
Prepaid expenses	(6,518)	(6,518)
Net cash used in operating activities	(21,886)	(17,532)
CASH FLOWS FROM INVESTING ACTIVITIES		
Construction in progress	(101,621)	(120,025)
Purchase of land and building	-	(250,582)
Increase in deposits	-	(1,035)
Net cash used in investing activities	(101,621)	(371,642)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members	186,768	676,768
Additions to deferred financing costs	-	(47,257)
Payment of syndication costs	(53,900)	(79,455)
Net cash provided by financing activities	132,868	550,056
NET INCREASE IN CASH	9,361	160,882
Cash, beginning of year	151,521	-
Cash, end of year	$ 160,882	$ 160,882
SUPPLEMENTAL DISCLOSURES		
Non cash investing and financing transactions:		
Acquisition of land and building	$ 889,582	889,582
Notes payable, bank	(639,000)	(639,000)
Cash used for acquisition of land and building	$ 250,582	$ 250,582
Construction in progress was increased by:		
Amortization expense capitalized into construction in progress	$ 4,109	$ 4,965
Due to affiliates - asses management and development fees	$ 1,017	$ 2,425

See notes to financial statements

Fundrise 1539 7th Street NW, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1. ORGANIZATION

Fundrise 1539 7th Street NW, LLC, is a development stage company that was formed as a Delaware limited liability company (the Company) on August 14, 2012. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate located at 1539 7th Street, NW in Washington, DC (the property). The Company plans to renovate or redevelop the property and lease it to a restaurant tenant. There was no significant activity prior to October 19, 2012(date property acquired).

Upon its formation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Manager 1539 7th Street, NW, LLC in exchange for $6,768, which represents 1% of the Company.

The Company obtained capital of $670,000 through the sale of 134 Class B Membership Units, which represents 99% of the Company. 50 of the Class B Membership Units were sold pursuant to an offering under Regulation D of the Securities Act of 1933, as amended. Costs of the Regulation D offering have been deducted from the proceeds received.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America(US GAAP).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Investment in Real Estate

The cost of acquired property including all costs associated with the purchase have been capitalized and allocated to land and building. The property was vacant on October 19, 2012(date of acquisition). A summary of the purchase price allocated to the components is as follows:

Land	$ 344,446
Building	545,136
Total	$ 889,582

Subsequent to the date of acquisition, the Company has incurred various costs which have been capitalized to construction in progress. A summary of construction in progress as of December 31, 2013 is as follows:

Interest expense	$ 32,740
Asset management & development fees	25,762
Amortization of deferred financing fees	4,965
Architectural and engineering	17,206
Real estate taxes	7,877
Construction costs	36,440
	$ 124,990

Depreciation will be provided for in amounts sufficient to relate the costs of depreciable assets to operations over their estimated service lives when the property is improved and ready for its intended use. Improvements are capitalized, while expenditures for maintenance and repairs will be charged to expense as incurred. No depreciation expense has been incurred since inception.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Impairment of Long-Lived Assets

The Company reviews its real estate for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When recovery is reviewed, if the undiscounted cash flows estimated to be generated by the Property are less than its carrying amount, management compares the carrying amount of the Property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the asset's carrying value over its estimated value. No impairment loss has been recognized since inception.

Deferred Financing Costs

The costs of obtaining the real estate loan have been capitalized. The financing costs are amortized over the term of the loan using a straight-line method. Accounting principles generally accepted in the United States of America require that the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. Amortization expense for the year ended December 31, 2013 is $4,109 ($4,965 since August 14, 2012(inception)) and has been capitalized to construction in progress. Annual amortization expense over the next five years through December 31, 2018 is estimated to be $4,109 per year.

Deferred Syndication Costs

The costs incurred pursuant to raising additional capital through a Regulation A offering under the Securities Act of 1933 have been deferred. Upon completion of the offering, all syndication costs will be deducted from the proceeds received.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RESTRICTED CASH

Under the terms of the loan agreement, the Company funded an interest reserve account in the initial amount of $75,000 (interest bearing) which shall be used to service monthly interest payments on the loan. The balance as of December 31, 2013 is $44,769.

NOTE 4. NOTE PAYABLE, BANK

On October 19, 2012, the Company entered into a promissory note agreement with a bank for the total amount of $975,000. The loan will be advanced in accordance with Article II of the loan agreement to be used for the acquisition and renovation of the property. The initial advance of $639,000 was used for the purchase of the property and the balance will be used for the renovation. Per the agreement, the completion date must be within eighteen months from October 19, 2012. The Company is in the process of negotiating an extension. The loan is secured by the property and guaranteed by Fundrise Manager 1539 7th Street NW, LLC and personally by Benjamin and Daniel Miller, Class B members and Fundrise Manager's individual members.

Interest only is payable during the construction period through April 19, 2014 at the fluctuating rate which is 1% per annum above the Wall Street Journal Prime Rate. At the conversion date (construction is complete), the company must begin to make payments of principal and interest amortized over a 25year term at an initial interest rate of 5.25%. The interest rate will adjust five years from the initial conversion date. The loan is due in full on April 19, 2024. The outstanding principal balance at December 31, 2013 was $639,000.

Interest incurred for the year ended December 31, 2013 amounted to $16,596 ($32,740 since August 14, 2012(inception)) which has been capitalized to construction in progress. $2,339 is included in accounts payable as of December 31, 2013.

At December 31, 2013, scheduled future principal payments on the note are as follows:

December 31, 2014	$ 32,984
2015	51,688
2016	54,467
2017	57,397
2018	60,483
Thereafter	381,981
	$ 639,000

Fundrise 1539 7th Street NW, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 5. RELATED PARTY TRANSACTIONS

Rise Companies Corp (Rise) an affiliate owned by Benjamin and Daniel Miller, has been engaged for various services and has been paid the following fees related to the acquisition of the property:

Acquisition fee	1% of the purchase price of the property	$ 8,520
Financing fee	1% of any financing of the property	9,750
Guaranty fee	1% of the principal of the loan as to which a completion guaranty, carve out guaranty, and/or environmental indemnity is delivered	9,750
Payment guaranty fee (personal recourse)	1% of the principal amount of any recourse loan for which a payment guaranty is delivered	9,750
		$ 37,770

The above fees have been capitalized as follows:

Land	$ 3,299
Building	5,221
Deferred financing costs	29,250
	$ 37,770

Development fees prior to January 1, 2013 were collected by Rise Companies Corp on behalf of Rise Development LLC in the amount of $5798.

Rise Development LLC, an affiliate owned by Benjamin and Daniel Miller had been engaged for ongoing asset management and development and has been paid an asset management fee of $7,406(1% per annum of cash equity invested in the property) and development fees of $12,558(development fees include the reimbursement of costs and expenses including allocable staff salaries and wages and allocation of overhead costs) through December 31, 2013.

NOTE 5. RELATED PARTY TRANSACTIONS(CONT.)

Additional fees which may be paid to affiliated companies are:

Fundrise, LLC -	its online platform for securities offering - commercially reasonable fees
Rise Development LLC -	Leasing and other real estate services - commercially reasonable fees
	Disposition fee - 1% of the sales price of the property

As of December 31, 2013, total asset management fees amounted to $7,406 and development fees amounted to $18,356.

All fees since the date of acquisition, have been capitalized to construction in progress and unpaid amounts of $2,425 are included in due to affiliates.

Preferred Return – members will be entitled to a return on investment calculated at the rate of 8% per annum, compounding monthly, on all capital contributions and loans made to the Company by the members. The preferred return will begin to accrue on the date of each capital contribution or loan until such capital contribution or loan is repaid or returned in full.

As of December 31, 2013, $59,648 has accumulated but no preferred return has been distributed.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains it cash balance at one financial institution. At times, this balance may exceed the federal insurance limits: however, the Company has not experienced any losses with respect to its bank balance in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to this cash balance at December 31, 2013.

NOTE 7. SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that exist at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the entity through January 25, 2014 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements.


FUNDRISE
BUILD YOUR CITY

28 January, 2014

Harry Ross CPA
8115 Old Dominion Drive, Suite 200
McLean, VA 22102

Dear Mr. Ross,

In connection with your review of the financial statements of Fundrise 1539 7th Street NW LLC as of December 31, 2013 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspect, the financial position, results of operations, and cash flows of Fundrise 1539 7th Street NW LLC in conformity with U.S. generally accepted accounting principles we previously provided you with certain representations on December 31, 2013.

We hereby represent to you that all the representations made to you on or before the previous date referred to above continue to be true and accurate as of the date of this letter. No events have occurred subsequent to December 31, 2013 that would require disclosure or recognition in the financial statements.

Sincerely,

Benjamin Miller
Manager, Fundrise Manager 1539 7th Street NW LLC

Fundrise Manager 1539 7th Street NW, LLC
Balance Sheet
As of 12/31/2013

	Actual
Assets	
Current Assets	
Total Current Assets	0.00
Fixed Assets	
Total Fixed Assets	0.00
Other Assets	
Investment - Fundrise 1539 7th St NW LLC	6,525.43
Total Other Assets	6,525.43
Total Assets	$6,525.43
Liabilities and Equity	
Liabilities	
Current Liabilities	0.00
Long Term Liabilities	0.00
Total Liabilities	0.00
Stockholders Equity	
Equity - Others	6,767.68
Unrealized Gain or Loss	(242.25)
Total Stockholders Equity	6,525.43
Total Liabilities and Equity	$6,525.43

Date of this Preliminary Offering Circular: January 28, 2014

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Formation
2.2	Amended and Restated Operating Agreement
4.1	Form of Subscription Package
6.1	Loan Agreement, for the principal amount of $975,000, dated as of October 19, 2012, by and among City First Bank of DC, NA and Fundrise 1539 7th Street NW LLC
10.1	Consent of Ross and Associates, P.C.
11.1	Opinion of O'Melveny & Myers LLP
12.1	Sales Materials
13.1	Testing-The-Waters Materials

Harry M. Ross

Ross and Associates, P.C. • Certified Public Accountants

8115 Old Dominion Drive, Suite 200, McLean, VA 22102 • (703) 356-8808 • FAX: (703) 356-8906

CONSENT OF INDEPENDENT ACCOUNTANT

We agree to the inclusion in this offering circular of our report dated January 25, 2014 on our review of the financial statements of Fundrise 1539 7th Street NW, LLC.

Ross and Associates, PC

Ross and Associates, P.C.
Mclean, Virginia
January 27, 2014



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SEOUL
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

OUR FILE NUMBER
0923360-00005

January 28, 2014

Fundrise 1539 7th Street NW, LLC
7400 Beaufront Springs Drive, Suite 300
North Chesterfield, VA 23225

Re: Qualification and Registration of Securities of Fundrise 1539 7th Street NW, LLC

Ladies and Gentlemen:

At your request, we have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10360) of Fundrise 1539 7th Street NW, LLC, a Delaware limited liability company (the "Company"), in connection with (i) the qualification under the Securities Act of 1933, as amended, (ii) the registration under District of Columbia Securities Act of 2000, as amended, (iii) the registration under the Virginia Securities Act, as amended, and (iv) the registration under the Maryland Securities Act, as amended, of the offer and sale of up to 3,500 Class C Membership Units of the Company (the "Securities") by the Company.

In rendering the opinion below, we examined originals or copies of those corporate and other records and documents we considered appropriate. We assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, we are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

The law governed by this opinion letter is limited to the present Delaware L imited Liability Company Act. We express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

†In association with Tumbuan & Partners

We hereby consent to the use of this opinion as an exhibit to the Offering Statement.

Respectfully submitted,

O'Melveny & Myers LLP


Invest in a boutique retail building in DC
Notice to Investors
THE SALES AND ADVERTISING LITERATURE CONTAINED ON THE FOLLOWING WEBPAGES MUST BE READ IN CONJUNCTION WITH THE PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PROSPECTUS MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.
Investing in this offering carries certain risks. Accordingly, prior to making any investment, all investors should carefully review the offering circular and, in particular, the risk factors contained therein.
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How could I potentially earn money?
12%
14%
16%
Norton

FUNDRISE How it Works Investments Community Insights Chris

Invest in a boutique retail building in DC

Purchase shares for as little as $100. Earn a projected 8% annual return



FUNDRISE
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DC Boutique Retail Rehab | 0 INVESTORS | $100 MINIMUM | $0 RAISED | Purchase Shares

Anyone from DC, MD and VA can invest

Open to everyone, not just accredited investors. Why only these states?

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What makes this building special?

It's a unique property in the heart of DC's fastest growing neighborhood.



The Building

1539 7th Street NW, Washington, DC, is currently vacant. The developer, WestMill Capital Partners, plans to lease the building to a local retail or restaurant business. Once a lease is signed, the tenant will begin construction to upgrade the building for their proposed use. Once construction is complete and the tenant is open... Read more



The Neighborhood

Shaw is experiencing an unprecedented renaissance because of its location at the center of downtown, 14th street, and U Street and its rich cultural history. The former cultural hub that was home to the likes of Duke Ellington, is once again attracting a new diverse community of young professionals, artists, progressives and families.

NEIGHBORHOOD GROWTH

$100,000+ Sq. ft. of new retail development

1,000+ New residences delivered this year

20 New restaurants opening this year

2 Metro stations within 2 blocks

These statistics represent development started January 2013 and projected to be completed by January 2015.

How could I potentially earn money?

Projected 8% preferred return paid quarterly. 5-year redemption.



8%
8%
8%
8%
12%
14%
16%
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8

8% Preferred Return

Investors are projected to receive an 8% preferred return, paid quarterly, in years 1-5. For example, if someone invested $100 they would receive $8 each year; paid out in $2 each quarter.

Redemption After Year 5

The investment principal is projected to be returned to investors at the end of Year 5. If the sponsor elects not to return the principal, the preferred return for year 6 will increase to 12%.

Additional Increases

If the sponsor elects not to return the principal at the end of year 6, the preferred return will increase to 14% for year 7, and 16% for year 8 and each year going forward thereafter.

Rent

Once the property is leased to a tenant, they pay rent monthly.

Expenses

The property company pays debt service, taxes, accounting, etc.

Profit

After holding reserves, profit (if any) would typically get paid out quarterly.

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Projected 8% preferred return paid quarterly, 5-year redemption.



FINANCIALS PROPERTY MARKET SPONSOR

Financial Overview (projected)

$120,000	÷	$1,540,000	=	7.8%
Annual Net Income		Total Project Cost		Project Return

Annual Return Profile (projected values)

Project Return	7.8%
Preferred Return to Investors	8%
Developer's Promote	30%

Capital Structure At Stabilization

Type	Source		
Private Investor Equity (already raised)		20%	$210,000
Fundrise Investor Equity		34%	$350,000
Developer Equity (already raised)		46%	$466,768
Total Equity		**100%**	**$1,026,738**

Projected Hard Costs

Design	7.3%	$25,000
Permitting & Expediting	2.3%	$8,000
Environmental	4.4%	$15,000
Utility Upgrades	8.8%	$30,000
Exterior & Facade Work	7.3%	$25,000
Structural Repairs	23.3%	$80,000
MEP Engineer Work	17.5%	$60,000
Interior Improvements	29.2%	$100,000
Total		**$343,000**

Projected Soft Costs

Architect's Fee	9.6%	$15,000
Interest & Carry Cost	17.4%	$27,160
Property Taxes	8.4%	$13,090
Insurance	3.8%	$6,000
Leasing Fee	28.8%	$45,000
Development Fee	32%	$50,000
Total		**$156,250**

Projected Total Development Cost

Total Hard Costs	68.7%	$343,000
Total Soft Costs	31.3%	$156,250
Total		**$499,250**

Give me the details.

Projected 8% preferred return paid quarterly, 5-year redemption.

FINANCIALS PROPERTY MARKET SPONSOR

Development Timeline

Milestone Table

Milestone	Method of Achievement	Projected Date	Estimated Cost of Completion
Executed Lease	Market space, negotiate lease, design and scope cost for build out	May 2014	$15,000
Initial Landlord Buildout	Architectural plans and permits, construction of cold dark shell	Jun – Aug 2014	$275,000
Tenant Rent	Grand Opening	Nov 2014	$10,000

24

Property Data



Download floor plans PDF

- Lot Size: 1,528 square feet
- Approx. Building Size: 3,000 square feet
  - 1st Floor: 1,200 square feet
  - 2nd Floor: 1,200 square feet
  - Finished Basement: 600 square feet
- Year Built: 1900
- Year Renovated: 2006

Give me the details.

Projected 8% preferred return paid quarterly, 5-year redemption.

FINANCIALS PROPERTY **MARKET** SPONSOR

Market Summary

Shaw has long been one of the entertainment and cultural hubs of Washington, DC. During the early 20th century the neighborhood was considered the pre-eminent center of African-American intellectual and cultural life, home to residents such as Langston Hughes and Duke Ellington. Bounded by Howard University to the north and the Washington Convention Center to the south, Shaw is home to legendary music and entertainment venues, including the Howard Theatre and the 9:30 Club.

Today, Shaw is experiencing an unprecedented amount of urban renewal and growth. Along the five-block corridor of 7th Street NW, directly north and south of the property, there are over 2 million square feet of development underway. Over the next two years, more than 2,000 new residential units will be delivered within a half-mile radius The neighborhood is served by two Metro stops, both within 3 blocks walking distance of the property.

The renewed energy and development has attracted some of the city's top chefs and a number of acclaimed new restaurants, including Rogue 24, SUNdeVICH, Seasonal Pantry, Thally and Table.



Howard Theatre • 620 T Street NW



9:30 Club • 815 V Street NW



Rogue 24 • 922 N Street NW

Adjacent Development

The following properties are not affiliated with Fundrise 1539 7th Street NW LLC and are not included in this offering. The following information is included merely for informational purposes regarding development occurring adjacent to the Property.



Progression Place

1805 7TH ST NW

Progression Place is a mixed-use development project combining residential, office and retail. The project is located on top of the Shaw Metro station at the corner of 7th and S Streets NW. Adjacent to the Howard Theatre and the Wonder Bread building, the development is the new home of the United Negro College Fund. The first phase of the project was delivered in June 2013

- 205 apartment units
- 19,000 SF retail
- 47,000 SF office

Jefferson at Market Place

CORNER OF 7TH & P STREETS NW

The Jefferson at Market Place is a 281-unit luxury apartment development spanning an entire block of 7th Street NW. The project will also include over 13,000 square feet of retail space and 230 space below-grade parking deck, is currently underway and expected to deliver in early 2014.

- 281 apartment units
- 13,400 SF retail
- 230 underground parking spaces



City Market at O

CORNER OF 8TH & O STREETS NW

The City Market at O is a 1 million square foot development combining retail, residential, and hotel. The project encompasses four city blocks and will be anchored by a state-of-the-art Giant grocery incorporating the historic O Street Market building. Delivery will be in three phases, the first being the opening of the new Giant in mid-November, 2013.

- 629 residential units
- 87,000 SF retail
- 180-room hotel
- Giant grocery anchor



P Street Residences

CORNER OF 7TH & P STREETS NW

The P Street Residences is a 4-story 68-unit condominium development located at the corner of 7th and P Streets NW. The project recently received approval to incorporate the adjacent city-owned parcel, allowing development plans to move forward.

WestMill Capital Partners

1,001 In Network | $30 million Under Mgmt | 1 Endorsements

Overview | Offerings



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INVESTOR NETWORK

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WestMill Capital Partners is a leading real estate investment and development firm in Washington, DC. Focused exclusively on urban mixed-use and retail development, WestMill has a strong track record of creating unique, high-quality destinations.

Founded in 2010 by Benjamin & Daniel Miller, sons of Western Development Chairman & CEO Herbert Miller, WestMill Capital carries on a family legacy of building some of DC's most iconic flagship projects: Gallery Place, Washington Harbour and the Georgetown Park Mall.

With over two million square feet of development already completed, WestMill relies on its experience, creativity, and innovative spirit to produce one-of-a kind projects and outstanding value for investors. **Show less**

Key People



Benjamin Miller
Managing Principal



Daniel Miller
Managing Principal

Brandon Jenkins
Director of Real Estate



Max Kirschenbaum
Associate

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Date of this Preliminary Offering Circular: January 28, 2014

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on January 28, 2014.

Fundrise 1539 7th Street NW, LLC

By: Its Manager, Fundrise Manager 1539 7th Street NW, LLC

By: ______________________
Name: Benjamin S. Miller
Title: Manager of Fundrise Manager 1539 7th Street NW, LLC

By: ______________________
Name: Daniel S. Miller
Title: Manager of Fundrise Manager 1539 7th Street NW, LLC